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                                                                       Exhibit 5


             THERMEDICS SPECIAL COMMITTEE RECOMMENDS ACCEPTANCE OF
                         THERMO ELECTRON EXCHANGE OFFER


WOBURN, Mass., May 12, 2000 -- Thermedics Inc. (ASE-TMD) today announced that the independent special committee of its board of directors is recommending that shareholders accept the offer made by Thermo Electron on May 1, 2000, to exchange 0.45 shares of Thermo Electron stock for each Thermedics share, and tender their shares pursuant to the offer.

The special committee has determined that this exchange ratio is fair to the minority shareholders of Thermedics. The special committee strongly urges each shareholder to read the description of the factors considered by the special committee that is set forth in Thermedics' Schedule 14D-9, which has been filed with the Securities and Exchange Commission and mailed to the shareholders today.